Q4 FY2021 & FY2021
ENDAVA ANNOUNCES FOURTH QUARTER FISCAL YEAR 2021 & FISCAL YEAR 2021 RESULTS

Q4 FY2021
47.7% Year on Year Revenue Growth to £133.6 million
54.9% Revenue Growth at Constant Currency
IFRS diluted EPS £0.28 compared to £0.11 in the prior year comparative period
Adjusted diluted EPS £0.41 compared to £0.23 in the prior year comparative period

FY2021
27.2% Year on Year Revenue Growth to £446.3 million
29.6% Revenue Growth at Constant Currency
IFRS diluted EPS £0.76 compared to £0.38 in the prior year comparative period
Adjusted diluted EPS £1.30 compared to £1.00 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended June 30, 2021, the fourth quarter of its 2021 fiscal year ("Q4 FY2021") and for the fiscal year ended June 30, 2021 ("FY2021").

"Endava delivered excellent results for Q4 FY2021, with revenue of £133.6 million, an increase of 47.7% Year on Year. Our strong financial performance in FY2021 was driven by continued increased demand for digital services in all regions and verticals," said John Cotterell, Endava's CEO.

FOURTH QUARTER FISCAL YEAR 2021 FINANCIAL HIGHLIGHTS:
•Revenue for Q4 FY2021 was £133.6 million, an increase of 47.7% compared to £90.5 million in the same period in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure) was 54.9% for Q4 FY2021, compared to 16.5% in the same period in the prior year.
•Profit before tax for Q4 FY2021 was £18.5 million, compared to £6.7 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure) for Q4 FY2021 was £29.3 million, compared to £15.2 million in the same period in the prior year, or 21.9% of revenue, compared to 16.8% of revenue in the same period in the prior year.
•Profit for the period was £15.9 million in Q4 FY2021, resulting in a diluted EPS of £0.28, compared to profit of £6.1 million and diluted EPS of £0.11 in the same period in the prior year.

Q4 FY2021 & FY2021
•Adjusted profit for the period (a non-IFRS measure) was £23.6 million in Q4 FY2021, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.41, compared to adjusted profit for the period of £12.8 million and adjusted diluted EPS of £0.23 in the same period in the prior year.

FISCAL YEAR 2021 FINANCIAL HIGHLIGHTS:
•Revenue for FY2021 was £446.3 million, an increase of 27.2% compared to £351.0 million in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure) was 29.6% for FY2021, compared to 21.0% in the prior year.
•Profit before tax for FY2021 was £54.4 million, compared to profit before tax of £25.3 million in the prior year.
•Adjusted profit before tax (a non-IFRS measure) for FY2021 was £92.1 million, compared to £68.6 million in the prior year, or 20.6% of revenue, compared to 19.5% of revenue in the prior year.
•Profit for FY2021 was £43.4 million, resulting in a diluted EPS of £0.76, compared to profit of £21.4 million and diluted EPS of £0.38 in the prior year.
•Adjusted profit for FY2021 (a non-IFRS measure) was £73.9 million, resulting in adjusted diluted EPS (a non-IFRS measure) of £1.30, compared to adjusted profit of £56.0 million and adjusted diluted EPS of £1.00 in the prior year.

CASH FLOW:
•Net cash from operating activities was £34.9 million in Q4 FY2021, compared to £1.9 million in the same period in the prior year.
•Net cash from operating activities was £88.4 million in FY2021, compared to £40.2 million in the prior year.
•Adjusted free cash flow (a non-IFRS measure) was £32.6 million in Q4 FY2021, compared to £0.4 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure) was £82.7 million in FY2021, compared to £31.4 million in the prior year.
•At June 30, 2021, Endava had cash and cash equivalents of £69.9 million, compared to £101.3 million at June 30, 2020.

Q4 FY2021 & FY2021
OTHER METRICS FOR THE QUARTER ENDED JUNE 30, 2021:
•Headcount reached 8,883 at June 30, 2021, with 7,872 average operational employees in Q4 FY2021, compared to a headcount of 6,624 at June 30, 2020 and 5,936 average operational employees in the same quarter of the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve months basis was 85 at June 30, 2021, compared to 65 at June 30, 2020.
•Top 10 clients accounted for 36% of revenue in Q4 FY2021, compared to 40% in the same period in the prior year.
•By geographic region, 37% of revenue was generated in North America, 21% was generated in Europe, 40% was generated in the United Kingdom and 2% was generated in the rest of the world in Q4 FY2021. This compares to 31% in North America, 24% in Europe, 42% in the United Kingdom and 3% in the rest of the world in the same period in the prior year.
•By industry vertical, 51% of revenue was generated from Payments and Financial Services, 25% from TMT and 24% from Other. This compares to 52% from Payments and Financial Services, 28% from TMT and 20% from Other in the same period in the prior year.

OTHER METRICS FOR THE FISCAL YEAR ENDED JUNE 30, 2021:
•Top 10 clients accounted for 35% of revenue in FY2021, compared to 38% of revenue in the prior year.
•By geographic region, 31% of revenue was generated in North America, 24% was generated in Europe, 42% was generated in the United Kingdom and 3% was generated in the rest of the world in FY2021. This compares to 29% in North America, 24% in Europe, 44% in the United Kingdom and 3% in the rest of the world in the prior year.
•By industry vertical, 51% of revenue was generated from Payments and Financial Services, 27% from TMT and 22% from Other. This compares to 53% from Payments and Financial Services, 26% from TMT and 21% from Other in the prior year.

OUTLOOK:
At this time, the general economic environment remains fluid and it continues to be challenging to anticipate the ultimate full scope and duration of the impact of the COVID-19 pandemic.

Q4 FY2021 & FY2021
Endava is providing guidance for the first quarter of its 2022 fiscal year and its full 2022 fiscal year based upon what it currently sees in its markets.

First Quarter Fiscal Year 2022:
Endava expects revenues will be in the range £143.0 million to £145.0 million, representing constant currency revenue growth of between 56.0% and 58.0%. Endava expects adjusted diluted EPS to be in the range of £0.42 to £0.44 per share.

Full Fiscal Year 2022:
Endava expects revenues will be in the range of £608.0 million to £615.0 million, representing constant currency growth of between 38.0% and 40.0%. Endava expects adjusted diluted EPS to be in the range of £1.61 to £1.67 per share.

This above guidance for Q1 Fiscal Year 2022 and the Full Fiscal Year 2022 assumes the exchange rates at the end of August (when the exchange rate was 1 British Pound to 1.38 US Dollar and 1.17 Euro).

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q1 FY2022 or FY2022 because of the unreasonable effort of estimating on a forward-looking basis certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains)/losses, the effect of which may be significant. Endava is also not able, at this time, to reconcile to an outlook for revenue growth not at constant currency because of the unreasonable effort of estimating foreign currency exchange gains/losses, the effect of which may be significant, on a forward-looking basis.

The guidance provided above is forward-looking in nature. Actual results may differ materially. See the cautionary note regarding “Forward-Looking Statements” below.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am EST today, September 28, 2021, to review its Q4 FY2021 and FY2021 results. To participate in Endava’s Q4 FY2021 and FY2021 earnings conference call, please dial in at least five minutes prior to the scheduled start time (833) 921-1651 or (778) 560-2811 for international participants, Conference ID 4027796.

Q4 FY2021 & FY2021
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, October 15, 2021.

ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT and "Other," which includes Consumer Products, Retail, Mobility and Healthcare. Endava had 8,883 employees (including directors) as of June 30, 2021 located in Australia, North America, Singapore and Western Europe and delivery centres in Bosnia & Herzegovina, Bulgaria, Croatia, Moldova, North Macedonia, Romania, Serbia, Slovenia, Argentina, Colombia, Mexico, Uruguay and Venezuela.

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, revenue growth at constant currency adjusted for the sale of Endava Technology SRL, also referred to as “the Worldpay Captive” to Worldpay on August 31, 2019, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended June 30, 2020 were used to convert revenue for the fiscal quarter ended June 30, 2021 and the revenue for the comparable prior period.

Revenue growth at constant currency adjusted for the sale of the Worldpay Captive is revenue growth at constant currency adjusted to exclude the impact of the sale of the Worldpay Captive.

Q4 FY2021 & FY2021

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, discretionary EBT bonus, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange gains and losses, and net gain on disposal of subsidiary. Share-based compensation expense, amortisation of acquired intangible assets and unrealized foreign currency gains are non-cash expenses. Adjusted PBT margin is Adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will”, and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the first fiscal quarter of fiscal year 2022 and the full fiscal year 2022 and the challenges presented by the ongoing

Q4 FY2021 & FY2021
COVID-19 pandemic and associated global economic uncertainty. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by the COVID-19 pandemic and the precautions taken in response to the pandemic or if general economic conditions in Europe, the United States or the global economy worsen; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favourable pricing and utilisation rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to remediate the identified material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting, and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 28, 2021. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q4 FY2021 & FY2021
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve Months Ended June 30		Three Months Ended June 30
	2021	2020(1)	2021	2020(1)
	£’000	£’000	£’000	£’000
REVENUE	446,298	350,950	133,622	90,463
Cost of sales
Direct cost of sales	(271,707)	(233,352)	(82,052)	(58,871)
Allocated cost of sales	(20,758)	(17,447)	(6,225)	(4,545)
Total cost of sales	(292,465)	(250,799)	(88,277)	(63,416)
GROSS PROFIT	153,833	100,151	45,345	27,047
Selling, general and administrative expenses	(90,290)	(75,110)	(26,874)	(19,719)
Net impairment (losses)/gains on financial assets	(4)	(3,169)	1,317	(466)
OPERATING PROFIT	63,539	21,872	19,788	6,862
Net finance (expense) / income	(9,184)	1,169	(1,263)	(113)
Gain on sale of subsidiary	—	2,215	—	—
PROFIT BEFORE TAX	54,355	25,256	18,525	6,749
Tax on profit on ordinary activities	(10,914)	(3,846)	(2,577)	(640)
PROFIT FOR THE PERIOD	43,441	21,410	15,948	6,109
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(9,782)	(2,240)	(270)	1,358
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	33,659	19,170	15,678	7,467

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	55,220,298	53,423,575	55,637,037	54,182,147
Weighted average number of shares outstanding - Diluted	57,050,613	56,065,080	57,549,709	56,403,794
Basic EPS (£)	0.79	0.40	0.29	0.11
Diluted EPS (£)	0.76	0.38	0.28	0.11

(1) The presentation of the income statement has been changed to separately disclose the net impairment losses on financial assets on the face of the Consolidated Statement of Comprehensive Income (refer to Note 3C of our Annual Report on Form 20-F for the fiscal year ended June 30, 2021 for details).

Q4 FY2021 & FY2021
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2021	June 30, 2020
	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	124,417	56,995
Intangible assets	69,550	38,751
Property, plant and equipment	13,324	12,747
Lease right-of-use assets	57,193	51,134
Deferred tax assets	18,674	13,340
Financial assets	363	639
TOTAL	283,521	173,606
ASSETS - CURRENT
Trade and other receivables	118,303	82,614
Corporation tax receivable	938	2,922
Financial assets	563	584
Cash and cash equivalents	69,884	101,327
TOTAL	189,688	187,447
TOTAL ASSETS	473,209	361,053
LIABILITIES - CURRENT
Lease liabilities	13,543	11,132
Trade and other payables	78,634	58,599
Corporation tax payable	4,294	1,449
Contingent consideration	5,718	1,409
Deferred consideration	624	3,907
TOTAL	102,813	76,496
LIABILITIES - NON CURRENT
Lease liabilities	50,142	42,233
Deferred tax liabilities	10,010	5,861
Deferred consideration	9,370	—
Other liabilities	205	136
TOTAL	69,727	48,230
EQUITY
Share capital	1,114	1,099
Share premium	247	221
Merger relief reserve	30,003	25,527
Retained earnings	283,059	214,638
Other reserves	(13,599)	(3,817)
Investment in own shares	(155)	(1,341)
TOTAL	300,669	236,327
TOTAL LIABILITIES AND EQUITY	473,209	361,053

Q4 FY2021 & FY2021
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended June 30		Three Months Ended June 30
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	43,441	21,410	15,948	6,109
Income tax charge	10,914	3,846	2,577	640
Non-cash adjustments	55,547	28,622	16,459	8,560
Tax paid	(3,120)	(5,876)	(2,332)	(1,430)
UK research and development credit received	2,930	—	—	—
Net changes in working capital	(21,360)	(7,759)	2,266	(11,982)
Net cash from operating activities	88,352	40,243	34,918	1,897

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(6,113)	(9,880)	(2,361)	(1,805)
Proceeds from disposal of non-current assets	193	195	43	45
Acquisition of business / subsidiaries, consideration in cash	(109,991)	(26,595)	(44,049)	—
Proceeds from sale of subsidiary net of cash disposed of	—	2,744	—	—
Cash and cash equivalents acquired with subsidiaries	8,733	3,289	6,011	—
Interest received	84	499	8	22
Net cash used in investing activities	(107,094)	(29,748)	(40,348)	(1,738)

FINANCING ACTIVITIES
Proceeds from sublease	565	668	141	262
Repayment of borrowings	—	(956)	—	(1)
Repayment of lease liabilities	(11,828)	(9,903)	(3,386)	(2,746)
Interest paid	(911)	(829)	(237)	(226)
Grant received	228	888	(39)	227
Proceeds from sale of EBT shares	—	30,917	—	16,120
Issue of shares	26	93	17	32
Net cash from financing activities	(11,920)	20,878	(3,504)	13,668
Net change in cash and cash equivalents	(30,662)	31,373	(8,934)	13,827

Cash and cash equivalents at the beginning of the period	101,327	70,172	78,836	87,159
Exchange differences on cash and cash equivalents	(781)	(218)	(18)	341
Cash and cash equivalents at the end of the period	69,884	101,327	69,884	101,327

Q4 FY2021 & FY2021
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Twelve Months ended June 30		Three Months ended June 30
	2021	2020	2021	2020
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	27.2%	21.9%	47.7%	18.1%
Foreign exchange rates impact	2.4%	(0.9%)	7.2%	(1.6%)
REVENUE GROWTH RATE AT CONSTANT CURRENCY INCLUDING WORLDPAY CAPTIVE	29.6%	21.0%	54.9%	16.5%
Impact of Worldpay Captive	0.8%	3.2%	—	3.9%
PRO-FORMA REVENUE GROWTH RATE AT CONSTANT CURRENCY ADJUSTED FOR THE SALE OF THE WORLDPAY CAPTIVE	30.4%	24.2%	54.9%	20.4%

Q4 FY2021 & FY2021

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Twelve Months Ended June 30		Three Months Ended June 30
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	54,355	25,256	18,525	6,749
Adjustments:
Share-based compensation expense	24,427	15,663	6,909	4,588
Discretionary EBT bonus	—	27,874	—	3,108
Amortisation of acquired intangible assets	6,725	4,075	3,380	1,142
Foreign currency exchange losses / (gains), net	6,546	(2,054)	515	(390)
Net gain on disposal of subsidiary	—	(2,215)	—	—
Total adjustments	37,698	43,343	10,804	8,448
ADJUSTED PROFIT BEFORE TAX	92,053	68,599	29,329	15,197

PROFIT FOR THE PERIOD	43,441	21,410	15,948	6,109
Adjustments:
Adjustments to profit before tax	37,698	43,343	10,804	8,448
Tax impact of adjustments	(7,241)	(8,787)	(3,158)	(1,714)
ADJUSTED PROFIT FOR THE PERIOD	73,898	55,966	23,594	12,843

Diluted EPS (£)	0.76	0.38	0.28	0.11
Adjusted diluted EPS (£)	1.30	1.00	0.41	0.23

Q4 FY2021 & FY2021

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Twelve Months Ended June 30		Three Months Ended June 30
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

Net cash from operating activities	88,352	40,243	34,918	1,897
Adjustments:
Grant received	228	888	(39)	227
Purchases of non-current assets (tangibles and intangibles)	(5,920)	(9,685)	(2,318)	(1,760)
Adjusted Free cash flow	82,660	31,446	32,561	364

Q4 FY2021 & FY2021
SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Twelve Months Ended June 30		Three Months Ended June 30
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

Direct cost of sales	14,760	8,941	4,246	2,793
Selling, general and administrative expenses	9,667	6,722	2,663	1,795
Total	24,427	15,663	6,909	4,588

DEPRECIATION AND AMORTISATION

	Twelve Months Ended June 30		Three Months Ended June 30
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

Direct cost of sales	15,923	12,559	4,580	3,406
Selling, general and administrative expenses	9,221	6,166	4,076	1,692
Total	25,144	18,725	8,656	5,098

EMPLOYEE BENEFIT TRUST DISCRETIONARY BONUS

	Twelve Months Ended June 30		Three Months Ended June 30
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

Direct cost of sales	—	25,402	—	2,847
Selling, general and administrative expenses	—	2,472	—	261
Total	—	27,874	—	3,108

Q4 FY2021 & FY2021

EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Twelve Months Ended June 30		Three Months Ended June 30
	2021	2020	2021	2020

Closing number of total employees (including directors)	8,883	6,624	8,883	6,624
Average operational employees	6,943	5,633	7,872	5,936

Top 10 customers %	35%	38%	36%	40%
Number of clients with > £1m of revenue (rolling 12 months)	85	65	85	65

Geographic split of revenue %
North America	31%	29%	37%	31%
Europe	24%	24%	21%	24%
UK	42%	44%	40%	42%
Rest of World (RoW)	3%	3%	2%	3%
Industry vertical split of revenue %
Payments and Financial Services	51%	53%	51%	52%
TMT	27%	26%	25%	28%
Other	22%	21%	24%	20%